TEMPLETON GLOBAL INVESTMENT TRUST

300 S.E. 2nd Street
Fort Lauderdale, FL 33301-1923
Facsimile 954.527.7500
Telephone 954.847.2288

September 27, 2011

Filed Via EDGAR (CIK #0000916488)

Kieran Brown, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re: Templeton Global Investment Trust (“Registrant)

File Nos. 033-73244 & 811-08226

Dear Mr. Brown:

On behalf of the above-referenced Registrant, following are the responses to the Staff’s comments conveyed on August 29, 2011 with regard to Post-Effective Amendment No. 38 to the Registrant’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (“SEC”) on July 22, 2011 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.  Each comment is summarized below, followed by the Registrant’s response to the comment.

PROSPECTUS COMMENTS

1.         Comment:          In the “Shareholder Fees” table move the disclosure in the footnotes to textual discussion.

Response:         The disclosure has been moved to the textual discussion immediately following the table.

2.         Comment:          In the “Annual Fund Operating Expenses” table, remove multiple references to footnote 3; footnote 3 should only refer to “Fee waiver and/or expense reimbursement” in the table.

Response:         Footnote 3 has been removed from all references except “Fee waiver and/or expense reimbursement.”

3.         Comment:         In the “Annual Fund Operating Expenses” table, note that the contractual fee waiver will remain in place for at least one year following the effective date.

            Response:         The footnote to the fee table has been amended to note that the contractual fee waiver will remain in place for at least one year following the effective date.

4.         Comment:          In the “Performance” section, move the reference to the Fund’s secondary index to the paragraph and immediately preceding the bar chart and Average Annual Total Return tables.

Response:         Such disclosure has been added.

SAI COMMENTS

5.         Comment:         With respect to the Fund’s fundamental investment restriction regarding senior securities, we should note in the SAI that any borrowings by the Fund will be deemed a permitted senior security, confirm that the risks of such activities have been disclosed and the limits and requirements under the 1940 Act are properly described.

            Response:         Such disclosure has been added to the disclosure relating to borrowing.

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact me at the number above, if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

TEMPLETON GLOBAL INVESTMENT TRUST

/s/ROBERT C. ROSSELOT

Robert C. Rosselot

Vice President and Secretary

RCR/dac